Exhibit 99.1

Press release

WiLAN Management Featured at New York IP Strategy Summit Conference

OTTAWA, Canada – March 19, 2015 – WiLAN (TSX:WIN) (NASD:WILN) has announced that its President & CEO, Jim Skippen, and Senior Counsel, Brent Capehart, will be featured panelists in the IP Strategy Summit: Enforcement Conference being held on March 26, 2015 at The Affinia Manhattan Hotel, New York, NY.

The conference program explores, benchmarks and challenges the IP enforcement strategies that companies are implementing, how they can be improved and where current trends are heading.

For more information on the IP Strategy Summit, see http://cf-conferences.com/conferences/ip-enforcement-new-york-2015/overview.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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